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                                                      Filed pursuant to Rule 433
                               Relating to Registration Statement No. 333-129026


STATEMENT REGARDING THIS FREE WRITING PROSPECTUS

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-221-3246.



CEO finds his way back to St. Louis
By Martin Van Der Werf
St. Louis Post-Dispatch
Friday, Dec. 30 2005

Bill Donius' grandfather co-founded Pulaski Bank, and his father was longtime chief executive. As a young man Donius had no desire to make a career out of the family business.

But after working five jobs in 12 years in California, he returned to St. Louis
- and the bank - in 1992. Five years later, he succeeded his father and quickly built Pulaski Financial Corp. into a small powerhouse.

Pulaski has quadrupled its assets over the last seven years to more than $800 million and today is the leading residential mortgage lender in the local market.

Donius has done it in part through a shrewd, low-budget TV ad campaign featuring him and a team of aggressive, entrepreneurial managers, who are rewarded with company stock and options that have risen ninefold in seven years.

We spoke in Donius' glass-walled office at company headquarters in Creve Coeur.

WHY DIDN'T YOU WANT TO BE A BANKER?

I wanted to strike out on my own and find my own way and not have my success be as a result of my grandfather or father. The inverse of that, I am equally proud to follow in their footsteps.

SOME PEOPLE WOULD LOOK AT YOUR EARLY RESUME AND SAY YOU WERE SEARCHING. WOULD THAT BE FAIR?


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I think that I have a wanderlust that meant it was difficult for me to do a job in which I was no longer interested. I consider myself a creative person, and I have a lot of interests. . . . There's a temptation to only think about making money, and that is important, certainly. But in my view, it's not the most important thing in life. When you find what your true passion is, the money and the fun and the success will follow.

WHY DID YOU LEAVE CALIFORNIA?

I felt that I was ready to do something different. There were certain negatives that began to bother me about California, such as the cost of living, the traffic and congestion. . . . Life is just a more difficult process out there.

SO, AFTER 13 YEARS BACK, WHAT'S YOUR TAKE ON YOUR HOMETOWN?

I have a new appreciation for St. Louis that I never had as a kid growing up here. I fell into the same trap that most St. Louisans that I know fall into. We tend to think of St. Louis as an also-ran type of city. We pay homage to Chicago, New York, Los Angeles, Boston as top-tier cities.

My view is St. Louis is a much better city to live in than any of those. We truly have a quality of life that is unequaled in those cities. . . . If you're interested in cultural activities, sports activities, living in any type of housing stock, all that is available to you here.

YOU WERE FORTUNATE TO HAVE A JOB AT THE BANK WAITING FOR YOU.

I suppose that's true. My father encouraged the three sons to go out and do what we wanted in life and in business. And he really didn't stress that we should necessarily come back to work at the bank. . . . It was an opportunity that was there if we wanted to explore it, but it was not expected.

SINCE SUCCEEDING YOUR FATHER, YOU'VE DRAMATICALLY INCREASED THE SIZE OF THE COMPANY. HOW DID YOU DO IT?

In the banking and residential lending business, you're as good as your last deal. You can't afford to slip up once. . . . We strive in each and every case to make our customer's day. That's one of our four core values.

THIS IS NOT YOUR GRANDFATHER'S COMPANY, WHICH FOUND A NICHE IN MAKING LOANS TO POLISH-AMERICANS.

It is an evolution of that company. . . . Every day I walk out of these doors and pass the plaques and pictures of my father and grandfather. It's a great litmus test that we're carrying on their tradition of . . . being honest, fair, ethical and always doing the right thing. . . . I believe that my grandfather, if he were around today, and my father, who is around today, are certainly proud of my progress.

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IF I WERE TO LOOK AT YOUR CUSTOMER LIST, WOULD I SEE A LOT OF POLISH NAMES?

Sure. The Polish customers have been extremely loyal. And there certainly are a lot of them.

DO YOU TALK TO YOUR FATHER ABOUT THE COMPANY?

I absolutely value his opinion. He has 50 years in banking and got to see a whole lot. . . . He is a large shareholder and certainly privy to the goings on in the company. . . . He is very much aware of our initiatives and what we are doing.

AND HE APPROVES THEM ALL?

In retrospect he has. There were times, especially in the beginning, he probably believed that we were attempting to do too much too fast.

YOUR SALARY ($397,000 IN 2004, INCLUDING BONUS) IS LOWER THAN THE HEADS OF OTHER PUBLICLY TRADED BANKS ABOUT YOUR SIZE. WHY IS THAT?

I'm proud of that, actually. I think that more is being returned to shareholders. I'm certainly paid very well. I'm also proud of the fact that others in the company can be paid more because I'm paid maybe a bit less than my peers.

IS IT IMPORTANT THAT YOUR EMPLOYEES KNOW YOU AND THAT YOU KNOW THEM?

I try very hard to be accessible to all of our employees. . . . We also have four pep rallies a year where I'm talking to, mingling with the employees. Play is a corporate value. I have fun, and I'm able at times to do silly, corny things that make me more approachable. I'm not a suit in the corner office.

YOU'RE THE STAR OF LOW-BUDGET TV COMMERCIALS FOR THE BANK. WHY DO YOU DO THEM?

Direct mail wasn't effective. We were looking at what else to do. This small, effective ad agency suggested that we consider television on a trial basis because they felt . . . that banking was a faceless business and that it needed someone to come down from the ivory tower and humbly ask for business in a no-frills kind of way. . . . We observed that we were winning over more customers in that first three-month trial than we were doing through direct mail.

That said, it was somewhat of a tough proposition for me. I was a new CEO, and I didn't want the board to think that it was my goal to be a low-budget TV star.